Mail Stop 4561

April 3, 2009

Mr. Michael A. Hartley
Chief Financial Officer
222 Raines, Ltd.
3310 West End Avenue, Suite 490
Nashville, TN 37203

> **Re:** **Raines Lenders LP**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 0-18523**

Dear Mr. Hartley:

We have read your supplemental response letter dated March 31, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the Tandy language in your response letter is limited to your 2008 Form 10-Q for the quarter ended March 31, 2008, however, these representations should apply to all filings. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2008

Item 4. Controls and Procedures

2.   We note your revised disclosure. In your amendments, please disclose the
        conclusions of the registrant's principal executive and principal financial officers,
        or persons performing similar functions, regarding the effectiveness of the
        registrant's disclosure controls and procedures *as of the end of the period covered
        by the report*. Refer to Item 307 of Regulation S-K. In addition, please remove
        the language "subsequent to the date of their evaluation" from the last sentence of
        this section.

Exhibits 31.1 and 31.2

3.   We note your response to our prior comment 5 and we reissue the comment. We
        note that your proposed certifications are not consistent with the exact language set
        forth in Item 601(b)(31) of Regulation S-K. Please amend your Forms 10-Q for
        the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, to
        conform your certifications to the exact wording as provided in Item 601(b)(31) of
        Regulation S-K. In addition, please confirm for us that these changes will be
        incorporated into all future filings.

Form 10-K for the year ended December 31, 2008

4.   We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K
        are not in the proper form. The required certifications must be in the exact form
        prescribed; the wording of the required certifications may not be changed in any
        respect. In future filings, please remove references to "annual report" and refer to
        the document as "report" and make all other changes necessary to present the
        certification exactly as prescribed by Item 601(b)(31) of Regulation S-K.

*****

        Please respond to these comments within 10 business days by filing your response
letter on EDGAR or tell us when you will provide us with a response. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kristi Marrone
Staff Accountant